ELEMENT 21 GOLF COMPANY
200 Queens Quay East, Unit #1
Toronto, Ontario
Canada MKA 4K9

April 7, 2009

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, O.C. 20549-3561
Mail Stop 3561

Re:	Element 21 Golf Company Item 4.01 Form 8-K Filed April 3, 2009 File No. 0-15260

Dear Ms. Singleton:

The following are responses of Element 21 Golf Company (the “Company”) to the corresponding numbered comments in the April 6, 2009 letter from the Securities and Exchange Commission (the “Commission”).  The Company will file an amended report on Form 8-K/A in the form submitted herewith, incorporating the responses provided by the Company in this letter.

Item 4.01. Changes in Registrant's Certifying Accountants

1.	Please expand the last sentence of the second paragraph to also indicate, if true, that Parente Randolph LLC also did not render any audit opinions during its period of engagement.

Response:

The last sentence of the second paragraph of the Company’s amended report on Form 8-K/A will indicate that Parente Randolph LLC also did not render any audit opinions during its period of engagement.

2.
Further, please expand the second paragraph to disclose whether or not there were any disagreements with the former accountants, Parente Randolph, LLC from the time of its engagement on February 19, 2009 through the date of its dismissal on March 31, 2009. In addition, disclose whether or not there were any reportable events regarding the Company and Parente Randolph, LLC, during this same period. See Item 304(a)(1)(iv) and (v) of Regulation S-K.

3.	Response:

The last sentence of the second paragraph of the Company’s amended report on Form 8-K/A will disclose whether or not there were any disagreements with the former accountants, Parente Randolph, LLC from the time of its engagement on February 19, 2009 through the date of its dismissal on March 31, 2009 and whether or not there were any reportable events regarding the Company and Parente Randolph, LLC, during this same period.

4.	Please file an Exhibit 16.1 letter from Parente Randolph, LLC indicating whether or not they agree with your revised disclosures. The Item 4.01 Form 8-K amendment should be filed immediately.

Response:

The Company’s amended report on Form 8-K/A will include, as Exhibit 16.1 letter from Parente Randolph, LLC indicating whether or not they agree with our revised disclosures.  We will file the Form 8-K/A as soon as we are in receipt of the letter from Parente Randolph, LLC.

As requested in the letter from the Commission, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings, and staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your consideration of this response.  Should you require further information, please contact me at416-362-2121.

Very truly yours,

/s/ Nataliya Hearn
Dr. Nataliya Hearn
President

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K/A

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): March 31, 2009

ELEMENT 21 GOLF COMPANY
(Exact Name of Registrant as Specified in Charter)

Delaware	0-15260	88-0218411
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

200 Queens Quay East, Unit #1, Toronto, Ontario, Canada MKA 4K9	N/A
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: (416) 362-2121

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 4.01 Changes in Registrant’s Certifying Accountant.

1.
On March 31, 2009, Element 21 Golf Company (the “Company”), pursuant to the unanimous written consent of the Board of Directors, dismissed Parente Randolph, LLC (“Parente”) as its independent registered public accounting firm.  On March 18, 2009, in anticipation of the dismissal of Parente, the Company, pursuant to the unanimous written consent of the Company’s Board of Directors, engaged MSCM LLP (“MSCM”) as its independent registered public accounting firm.

2.
Prior to engaging MSCM, the Company did not consult with MSCM regarding the application of accounting principles to a specific completed or contemplated transaction or regarding the type of audit opinions that might be rendered by MSCM on the Company’s financial statements, and MSCM did not provide any written or oral advice that was an important factor considered by the Company in reaching a decision as to any such accounting, auditing or financial reporting issue. The Company engaged Parente on February 19, 2009 and to date there has been no services proved by Parente to the Company and Parente did not render any audit opinions to the Company during the period of its engagement.  During the period of its engagement, there were no disagreements, as defined in Item 304 (a)(1)(iv) of Regulation S-K, nor was there any reportable event within the meaning set forth in Item 304(a)(1)(v) of Regulation S-K.

3.
The Company provided Parente with a copy of this amended current report on Form 8-K/A prior to its filing with the Securities and Exchange Commission and requested that Parente furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with above statements and, if it does not agree, the respects in which it does not agree. A copy of the letter from Parente, is filed herewith as Exhibit 16.1.

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Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

16.1           Letter from Parente Randolph LLC to the Company, dated April 7, 2009.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ELEMENT 21 GOLF COMPANY

Date: April 7, 2009	By:	/s/ Nataliya Hearn
Dr. Nataliya Hearn
President

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April 7, 2009

Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Dear Ladies and Gentlemen:

We are the former independent registered public accounting firm for Element 21 Golf Company (the “Company”).  We have read the Company’s disclosure set forth in Item 4.01 “Changes in Registrant’s Certifying Accountant” of the Company’s Current Report on Form 8-K/A dated March 31, 2009 (the “Current Report”) and are in agreement with the disclosure in the Current report, insofar as it pertains to our firm.

Sincerely,

/s/ Parente Randolph LLC